[logo] PIONEER
       Investments(R)



                                            June 29, 2006



VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


        Re: Pioneer Select Value Fund
            Application to withdraw post-effective amendment to Registration Statement on Form N-1A
            (File Nos. 333-113616 and 811-21530)

Ladies and Gentlemen:

        Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, Pioneer Select Value Fund (the "Registrant") hereby requests that post-effective amendment No. 2 (the "Amendment") to its Registration Statement on Form N-1A filed on June 28, 2006 (accession No. 0001283001-06-000010) be withdrawn.

        The Registrant made a technical correction to the Amendment and has refiled the Amendment.

        Kindly forward any questions about this application to Timothy F. Silva, Esq., of Wilmer Culter Pickering Hale and Dorr LLP at (617) 526-6502.

                                            PIONEER SELECT VALUE FUND



                                            By:  /s/ Christopher J. Kelley
                                            Christopher J. Kelley
                                            Assistant Secretary



Pioneer Investment Management, Inc.
60 State Street
Boston, MA  02109-1820



 "Member of the UniCredito Italiano Banking Group, Register of Banking Groups."